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EXHIBIT 12

IRON MOUNTAIN INCORPORATED
STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2008		2009		2010		2011		2012
Earnings:
Income from Continuing Operations before Provision for Income Taxes	$240,766		$345,279		$334,222		$352,900		$298,366
Add: Fixed Charges	309,991		292,860		284,052		286,241		326,261

	$550,757		$638,139		$618,274		$639,141		$624,627

Fixed Charges:
Interest Expense, Net	$219,989		$212,545		$204,559		$205,256		$242,599
Interest Portion of Rent Expense	90,002		80,315		79,493		80,985		83,662

	$309,991		$292,860		$284,052		$286,241		$326,261

Ratio of Earnings to Fixed Charges	1.8	x	2.2	x	2.2	x	2.2	x	1.	9x

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  EXHIBIT 12